August 16, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Response dated August 5, 2019
           CIK No. 0001750593

Dear Mr. Duan:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2019 letter.

Form DRS F-1 Filed June 6, 2019

Financial Statements
9. Equity Method Investments, page F-36

1. We have considered your response to our prior comments 1 and 2. Please address the following with respect to the limited partnerships formed as part of your Sales
       Commitment Arrangements:
         Please revise your off-balance sheet commitments and arrangements disclosures on page 93 to include the disclosures required by Item 303(a)(4) of Regulation S-K as
 Yi Duan
Fangdd Network Group Ltd.
August 16, 2019
Page 2
           they relate to these unconsolidated limited partnerships.
           Please revise your financial statement disclosures to include the disclosures required by ASC Topics 810-10-50-2A and 810-10-50-4 as they related to these limited partnerships. In particular, please revise your disclosure to include the company's maximum exposure to loss related to the unconsolidated limited partnerships, a discussion of any arrangements that require the company to provide additional financial support to the limited partnerships and the amount of that additional financial support to the extent known.
        You may contact Eric McPhee, Staff Accountant at 202-551-3693 or Robert Telewicz,
Accounting Branch Chief at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert, Staff Attorney at 202-551-
7150 or Sonia Barros, Assistant Director at 202-551-3655 with any other questions.



                                                             Sincerely,

FirstName LastNameYi Duan                                    Division of
Corporation Finance
                                                             Office of Real
Estate and
Comapany NameFangdd Network Group Ltd.
                                                             Commodities
August 16, 2019 Page 2
cc:       Will H. Cai
FirstName LastName